Contact

www.linkedin.com/in/annmaria-de-mars-3549606 (LinkedIn)
www.7generationgames.com/ (Company)
www.7generationgames.com/category/annmaria/ (Blog)
www.thejuliagroup.com/blog/ (Personal)

Top Skills

SAS

Statistics

Data Collection

Publications

Moving from Windows to Super-computing: The 5% Solution

AnnMaria De Mars

President at 7 Generation Games

Santa Monica, California, United States

Experience

7 Generation Games

President

January 2015 - Present (7 years 8 months)

Santa Monica, CA

Design and develop educational games to teach mathematics, with an emphasis on meeting the needs of Native American and Spanish-speaking students. Write grants and proposals for research and development funding, recruit and supervise staff and write code (far less often than I would like).

The Julia Group

President

September 1985 - Present (37 years)

Santa Monica, CA

Statistical consulting, evaluation research, statistical programming, quantitative and qualitative data analysis. Began as R & R Consulting in 1985. Incorporated on the Spirit Lake Dakota Nation as Spirit Lake Consulting, Inc. The Julia Group, originally a satellite office, was established as an independent company in 2008.

National University

Adjunct Professor, Applied Engineering and Biostatistics

November 2015 - Present (6 years 10 months)

La Jolla, CA

I teach advanced multivariate statistics, health management analytics and epidemiology.

Start-Up Chile

Seed G19

February 2018 - December 2019 (1 year 11 months)

Santiago, Chile

Growing 7 Generation Games to teach math, social studies, English and Spanish, now in Latin America!

Pepperdine University

Adjunct Professor, Statistics and Research Methods

August 2008 - March 2017 (8 years 8 months)

West Los Angeles

Teach in the doctoral program in the Graduate School of Education and Psychology

Boom Startup

Ed Tech Accelerator

2015 - 2015 (less than a year)

As part of the Boom Startup Accelerator's Ed Tech cohort, I am working with mentors to develop financial models, sales strategies and business plans to scale 7 Generation Games into a $50 million a year enterprise over the next five years.

University of Southern California

Senior Statistical Consultant

2008 - 2010 (2 years)

Wrote web application for customer response tracking and reporting, taught short courses in statistical programming and data visualization, provided consulting for research design and data analysis using SAS, Stata, SPSS and JMP

Spirit Lake Consulting, Inc.

vice-president

2001 - 2008 (7 years)

Developed blended learning applications for staff training in health care, social services and management. Wrote customized software per client specifications. Wrote grant proposals funded for over $1 million in research and development support.

Education

University of California, Riverside

Ph.D., Applied Statistics, Tests and Measurement · (1985 - 1990)

University of Minnesota - Carlson School of Management

MBA, Business · (1980)

Washington University in St. Louis

BSBA, Business · (1975 - 1978)